EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,
Earnings:	2015	2014	2013	2012	2011
Income (loss) from continuing operations before equity in income (loss) of unconsolidated entities and income taxes	$120,812	$34,590	$36,704	$8,894	$(85,574)
Gain on sales of real estate, excluding discontinued operations	68,047	10,671	9,016	21	2,732
Fixed charges (from below)	96,867	99,243	99,676	111,825	122,397
Amortization of capitalized interest	2,591	2,374	1,977	1,798	1,610
Distributed income (loss) of equity investees	361	225	1,857	—	(31)
Subtract:
Capitalized interest (from below)	(7,151)	(6,065)	(8,785)	(13,903)	(17,400)
Preferred distributions of other consolidated entities	(16)	(16)	(16)	—	—
Total earnings	$281,511	$141,022	$140,429	$108,635	$23,734

Fixed charges:
Interest expense on continuing operations	$89,074	$92,393	$82,010	$86,401	$90,037
Interest expense on discontinued operations	—	—	8,221	10,397	14,264
Capitalized interest (internal and external)	7,151	6,065	8,785	13,903	17,400
Amortization of debt issuance costs-capitalized	8	186	144	649	183
Interest included in rental expense	618	583	500	475	513
Preferred distributions of other consolidated entities	16	16	16	—	—
Total fixed charges	$96,867	$99,243	$99,676	$111,825	$122,397

Ratio of earnings to fixed charges	2.91	1.42	1.41	0.97	0.19
				$3,190	$98,663

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate (excluding discontinued operations) amortization of capitalized interest and distributed income (loss) of equity investees to income (loss) from continuing operations before noncontrolling interests, equity in income (loss) of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.